Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER 2010

•	3rd Quarter revenue another record high of $36.0 million and year-over-year growth of 18%
•	3rd Quarter GAAP EPS19 Cents /3rd Quarter Non GAAP EPS26 Cents
•	Increasing 2010 annual guidance for the third time

JERSEY CITY, N.J. —November 3, 2010 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the third quarter 2010.  Fundtech posted quarterly revenues of $36.0 million, an 18% increase year-over-year, compared to third quarter revenues of $30.6 million in 2009, and a 3% increase compared to second quarter 2010 revenues of $34.8 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $2.9 million, or $0.19 per diluted share, for the third quarter of 2010 compared with net income of $1.6 million, or $0.10 per diluted share, in the third quarter of 2009, and net income of $2.4 million, or $0.15 per diluted share, in the second quarter of 2010.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted (non-GAAP) net income for the third quarter of 2010 was $4.1 million, or $0.26 per diluted share, compared with $2.8 million, or $0.18 per diluted share, in the third quarter of 2009 and $3.6 million, or $0.22 per diluted share, in the second quarter of 2010. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“The third quarter was another record revenue quarter for us as we continue to solidify our position as the leading provider of payment solutions to the high end of the market” said Fundtech CEO Reuven BenMenachem.  "For the first nine months of 2010 revenues grew year over-year by 23%, Operating income grew by 485% and Adjusted EBITDA grew year over-year 69% from $10.2 million to $17.2 million.  Our improved profitability is not coming at the expense of our investments in our next generation SOA based products. I believe that these investments in our payments, cash management and messaging products will pave the way for continued growth in the years to come.”

Other Highlights:

•	During the third quarter of 2010 Fundtech closed 124 new deals and added 8 new bank customers.
•	During the third quarter of 2010 Fundtech closed 16 new system sales with banks, including 3 US Payments, 1 Global CASHplus, 1 PAYplus for CLS and 11 for BBP’s products.
•	For the nine months ended September 30, 2010, operating cash flows were $24 million compared to $13.8 million in the first nine months of 2009.
•	During the third quarter of 2010 Fundtech acquired 169,000 ordinary shares in consideration for $2.2 million as part of its share repurchase program.
•	In October 2010 the Israeli courts approved Fundtech’s previously announced petition to permit the repurchase of Ordinary Shares limited to an additional investment of $15 million.

Reconciliation of GAAP Results to Non-GAAP Results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Guidance
The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2010 Fundtech is increasing its guidance as follows:

•
Fundtech estimates that revenues for 2010 will be between $140.2 million and $141.2 million compared to the prior guidance of $138 million and $140 million; that GAAP net income per diluted share will be between $0.59 and $0.63 compared to prior guidance of $0.51 and $ 0.57; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses and deferred taxes, will be between $0.88 and $0.92 compared to prior guidance of $0.79 and $0.85.

For the fourth quarter of 2010 Fundtech is providing the following guidance:

•
Fundtech estimates that fourth quarter revenues will be between $36 million and $37 million; that GAAP net income per diluted share will be between $0.16 and $0.20; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, and deferred taxes, will be between $0.24 and $0.28.

•	Fundtech estimates that financial income for the fourth quarter will be zero and that tax expenses, excluding deferred taxes, will be approximately $0.5 million.
•	Fundtech estimates that quarterly amortization expenses for the fourth quarter of 2010 will be approximately $0.4 million and that stock-based compensation expenses will be approximately $0.7 million.
•	Fundtech estimates that the number of shares used for the calculation of quarterly net income per share will be 16 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Fundtech to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 AM (ET), Thursday, November 4, to discuss Fundtech’s third quarter results and to answer questions from the investment community

To participate, please call 1-877-303-7023 or +1-224-357-2223 and ask for the Fundtech call.

A replay of the conference call will be available from 10:30 AM (ET) November 4, until 11:59 PM (ET) November 11. The replay may be accessed by dialing 1-800-642-1687 or 1+706-645-9291, conference ID: 19104101.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until December 31, 2010.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2009, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

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FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	September 30,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$22,944	$20,903
Short term deposit	862	--
Marketable securities	32,803	21,248
Trade receivables, net	27,530	23,445
Deferred tax asset	2,294	2,334
Other accounts receivable and prepaid expenses	6,397	6,527

Total current assets	92,830	74,457

Marketable securities	750	774
Severance pay fund	1,811	1,508
Long term lease deposits	1,882	1,769
Long term prepaid expenses	2,435	2,574
Property and equipment, net	12,319	13,305
Goodwill, net	40,641	40,228
Other assets, net	4,318	5,737

Total assets	$156,986	$140,352

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,752	$2,035
Deferred revenues	18,051	9,141
Employee and payroll accruals	10,087	7,467
Other accounts payable and accrued expenses	7,259	6,287

Total current liabilities	38,149	24,930

Accrued severance pay	4,053	3,344
Deferred tax liability	1,314	1,119
Other long term liabilities	1,874	2,777

Total liabilities	45,390	32,170

Shareholders' equity:
Share capital	50	49
Additional paid-in capital	161,995	159,558
Accumulated other comprehensive income	2,661	1,828
Accumulated deficit	(34,049)	(40,797)
Treasury stock, at cost	(19,061)	(12,456)

Total shareholders' equity	111,596	108,182

Total liabilities and shareholders' equity	$156,986	$140,352

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues:
Software license	$4,490	$3,497	$12,972	$7,305
Software hosting	7,378	5,994	21,780	17,907
Maintenance	10,846	9,923	31,567	29,346
Services	13,292	11,149	37,856	30,353

Total revenues	36,006	30,563	104,175	84,911

Operating expenses:
Software licenses costs	30	238	325	670
Amortization of other intangible assets	416	532	1,247	1,532
Maintenance, hosting and services costs [1]	16,856	13,419	48,373	38,425
Software development [1]	5,556	5,161	16,385	15,116
Selling and marketing [1]	4,653	4,436	13,765	12,946
General and administrative [1]	4,937	5,052	14,706	14,620

Total operating expenses	32,448	28,838	94,801	83,309

Operating income	3,558	1,725	9,374	1,602

Financial income (expense), net	290	133	(795)	311
Income taxes	(908)	(251)	(1,831)	(648)

Net income	$2,940	$1,607	$6,748	$1,265

Net income per share:
Net income used in computing income per share	$2,940	$1,607	$6,748	$1,265
Basic income per share	$0.19	$0.10	$0.44	$0.08
Diluted income per share	$0.19	$0.10	$0.42	$0.08
Shares used in computing:
Basic income per share	15,090,831	15,440,589	15,213,007	15,376,388
Diluted income per share	15,801,228	15,956,831	15,963,748	15,733,223

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$4,105	$2,800	$10,200	$4,971
Adjusted non-GAAP[2] net income per share	$0.26	$0.18	$0.64	$0.32
Shares used in computing adjusted non-GAAP[2] net income per share	15,801,228	15,956,831	15,963,748	15,733,223

[1] Includes charges for stock-based compensation in 2010 and 2009
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,940	$1,607	$6,748	$1,265
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,877	2,077	5,762	6,389
Stock-based compensation	687	661	2,058	2,174
Accrued interest on marketable securities and accretion amortization	68	168	93	217
Deferred income taxes	104	56	252	143
Decrease (Increase) in trade receivables	(842)	33	(3,676)	1,235
Decrease (Increase) in prepaid expenses and other accounts receivable	406	175	502	(1,112)
Increase (Decrease) in trade payables	451	(565)	536	(1,270)
Increase (Decrease) in deferred revenues	(5,113)	(7,455)	7,319	3,597
Increase in employee and payroll accruals	1,803	1,334	2,460	477
Increase in other accounts payable and accrued expenses	922	259	1,544	518
Increase in accrued severance pay, net	110	34	364	136

Net cash provided by (used in) operations	3,413	(1,616)	23,962	13,769

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(13,550)	(1,279)	(32,954)	(6,496)
Redemption of held-to-maturity marketable securities	4,965	7,714	21,330	12,233
Investment (Realization) in short term deposits	170	792	(862)	425
Purchase of property and equipment	(1,153)	(397)	(3,255)	(2,994)
Net change in long term lease deposits and long term prepaid expenses	20	175	(97)	(109)
Additional consideration in a business combination	--	(1,112)	(830)	(6,609)

Net cash provided by (used in) investing activities	(9,548)	5,893	(16,668)	(3,550)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and
exercise of stock options and warrants, net	199	34	381	107
Decrease in long term Liabilities	(16)	(19)	(41)	(26)
Investment in treasury stock, at cost	(2,200)	(35)	(6,605)	(5,125)

Net cash used in financing activities	(2,017)	(20)	(6,265)	(5,044)

Effect of exchange rate on cash and cash equivalents	1,854	253	1,012	696

Increase (decrease)in cash and cash equivalents	(6,298)	4,510	2,041	5,871
Cash and cash equivalents at the beginning of the period	29,242	31,003	20,903	29,642

Cash and cash equivalents at the end of the period	$22,944	$35,513	$22,944	$35,513

Appendix A
Additional consideration in a business combination
Working Capital	$--	$--	$--	$(167)
Long term assets	--	--	--	1,804
Long term liabilities	--	--	--	--
Goodwill	--	1,112	830	4,972

	$--	$1,112	$830	$6,609

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:

Net income [1]	$2,940	$1,607	$6,748	$1,265

Financial expense (income), net	(290)	(133)	795	(311)
Income taxes	908	251	1,831	648
Amortization	416	532	1,247	1,532
Depreciation	1,461	1,018	4,515	4,857
Stock based compensation [2]	687	661	2,058	2,174

Adjusted EBITDA	$6,122	$3,936	$17,194	$10,165

Financial income (expense), net	290	133	(795)	311
Income taxes	(846)	(251)	(1,684)	(648)
Depreciation	(1,461)	(1,018)	(4,515)	(4,857)

Adjusted net income	$4,105	$2,800	$10,200	$4,971

Adjusted net income per share	$0.26	$0.18	$0.64	$0.32

Shares used in computing adjusted net income per share	15,801,228	15,956,831	15,963,748	15,733,223

[1] Net income per share (diluted) was approximately $0.19 and $0.10 for the three months ended September 30, 2010 and 2009, respectively
Net income per share (diluted) was approximately $0.42 and $ 0.08 for the nine months ended September 30, 2010 and 2009, respectively

[2] Stock based compensation
Maintenance, hosting and services costs	$89	$121	$259	$393
Software development	61	41	175	147
Selling and marketing	167	166	481	574
General and administrative	370	333	1,143	1,060

	$687	$661	$2,058	$2,174